UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              _______________

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                            (Amendment No. ___)


                SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.
______________________________________________________________________________
                             (Name of Issuer)



                                843395 10 4
______________________________________________________________________________
                              (CUSIP Number)



                              Carl R. Varblow
                          Varblow Enterprises, Inc.
                              5264 Dawes Avenue
                          Alexandria, Virginia 22311
                               (703) 575-9725
______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                             December 1, 2006
______________________________________________________________________________
          (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 843395 10 4              13D                     Page 2 of 12 Pages

------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Carl R. Varblow
------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
     (see instructions)                                     (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
             7    SOLE VOTING POWER

                  343,631
NUMBER OF    -----------------------------------------------------------------
 SHARES      8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY          7,609
EACH         -----------------------------------------------------------------
REPORTING    9    SOLE DISPOSITIVE POWER
PERSON WITH
                  343,631
             -----------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  7,609
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     351,240
------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.7%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------


CUSIP No. 843395 10 4              13D                     Page 3 of 12 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Roland C. Varblow
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
     (see instructions)                                        (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
             7    SOLE VOTING POWER

                  80,657
 NUMBER OF   -----------------------------------------------------------------
  SHARES     8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         0
   EACH      -----------------------------------------------------------------
 REPORTING   9    SOLE DISPOSITIVE POWER
PERSON WITH
                  80,657
             -----------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     80,657
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
     CERTAIN SHARES (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.3%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------

CUSIP No. 843395 10 4              13D                     Page 4 of 12 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Conrad R. Varblow
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
     (see instructions)                                      (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
             7    SOLE VOTING POWER

                  78,374
 NUMBER OF   -----------------------------------------------------------------
  SHARES     8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         0
   EACH      -----------------------------------------------------------------
 REPORTING   9    SOLE DISPOSITIVE POWER
PERSON WITH
                  78,374
             -----------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     78,374
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES            [ ]
     CERTAIN SHARES (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     1.3%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------

CUSIP No. 843395 10 4              13D                     Page 5 of 12 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Heidi H. Varblow
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
     (see instructions)                                          (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

------------------------------------------------------------------------------
             7    SOLE VOTING POWER

                  7,609
 NUMBER OF   -----------------------------------------------------------------
  SHARES     8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY         343,631
   EACH      -----------------------------------------------------------------
 REPORTING   9    SOLE DISPOSITIVE POWER
PERSON WITH
                  7,609
             -----------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  343,631
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     351,240
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
     CERTAIN SHARES (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.7%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------

CUSIP No. 843395 10 4              13D                     Page 6 of 12 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cary G. Varblow
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
     (see instructions)                                       (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
             7    SOLE VOTING POWER

                  7,609
 NUMBER OF   -----------------------------------------------------------------
   SHARES    8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        0
   EACH      -----------------------------------------------------------------
 REPORTING   9    SOLE DISPOSITIVE POWER
PERSON WITH
                  7,609
             -----------------------------------------------------------------
             10   SHARED DISPOSITIVE POWER

                  0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,609
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
     CERTAIN SHARES (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------

CUSIP No. 843395 10 4              13D                     Page 7 of 12 Pages


------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Roger L. Varblow
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
     (see instructions)                                         (b) [ ]

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS (see instructions)

     PF
------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
     PURSUANT TO ITEM 2(d) or 2(e)

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
              7    SOLE VOTING POWER

                   3,804
              ----------------------------------------------------------------
 NUMBER OF    8    SHARED VOTING POWER
  SHARES
BENEFICIALLY       0
 OWNED BY     ----------------------------------------------------------------
   EACH       9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH        3,804
              ----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,804
------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
     CERTAIN SHARES (see instructions)

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (see instructions)

     IN
------------------------------------------------------------------------------

CUSIP No. 843395 10 4              13D                     Page 8 of 12 Pages



ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the shares of common stock, $0.01 par value ("Common Stock"), of Southern National Bancorp of Virginia, Inc., a Virginia corporation (the "Issuer"). The Issuer's principal executive offices are located at 1770 Timberwood Boulevard, Suite 100,
     Charlottesville, Virginia 22911.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed jointly on behalf of Carl R. Varblow, Roland C. Varblow, Conrad R. Varblow, Heidi H. Varblow, Cary G. Varblow and Roger L. Varblow (collectively the "Reporting Persons").

     Roland C. Varblow and Conrad R. Varblow are sons of Carl R. Varblow. Heidi H. Varblow is the wife of Carl R. Varblow. Carl R. Varblow, Cary
     G. Varblow and Roger L. Varblow are brothers.

     Exhibit 1 to this Schedule 13D is a written agreement between the Reporting Persons that authorizes the filing of this Schedule 13D on behalf of each of them.

(b) The business address of each of the Reporting Persons is c/o Varblow Enterprises, Inc., 5264 Dawes Avenue, Alexandria, Virginia 22311.

(b) The principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the Reporting Persons is as follows:

     Carl R. Varblow     President, Varblow Enterprises, Inc., a private
                         investment company, 5264 Dawes Avenue, Alexandria,
                         Virginia 22311

     Roland C. Varblow   Owner, Archwood Mortgage LLC, a mortgage company,
                         4115 Annandale Road, Suite 308, Annandale, Virginia
                         22003

     Conrad R. Varblow   High school teacher, Loudoun County, Virginia

     Heidi H. Varblow    retired

     Cary G. Varblow     retired

     Roger L. Varblow    President, Advantage Computing Systems, a computer
                         systems company, 3850 Ranchero Drive,  Ann Arbor,
                         Michigan 48105

CUSIP No. 843395 10 4              13D                     Page 9 of 12 Pages



(d-e) None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
       (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the past five years.

(f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Each of the Reporting Persons previously owned common stock of 1st Service Bank. On December 1, 2006, 1st Service Bank merged with and into Sonabank, National Association, the wholly-owned banking subsidiary of the Issuer (the "Merger"), pursuant to an Agreement and Plan of Merger, dated as of July 10, 2006, among the Issuer, 1st Service Bank and Sonabank (the
"Merger Agreement"). Pursuant to the Merger Agreement, each outstanding share of common stock of 1st Service Bank outstanding immediately prior to the Merger was converted into the right to receive (i) .76092 of a share of Common Stock of the Issuer and (ii) $5.26 in cash, plus cash in lieu of any fractional share interest.

ITEM 4.   PURPOSE OF TRANSACTION

       The Reporting Persons believe that the shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Persons do not intend to obtain control of the Issuer.

       The Reporting Persons have been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Persons do not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require them to apply for such approvals. However, any determination to acquire additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Persons may determine to sell all or a portion of their shares of Common Stock at any time.

       The Reporting Persons currently have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the

CUSIP No. 843395 10 4              13D                     Page 10 of 12 Pages


acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a-b) Carl R. Varblow has sole voting and dispositive power over 343,631 shares of Common Stock that are individually owned and has shared voting and dispositive power over 7,609 shares of Common Stock shares owned by his wife.

       Roland C. Varblow has sole voting and dispositive power over 80,657 shares of Common Stock that are individually owned and has shared voting and dispositive power over no shares of Common Stock.

       Conrad R. Varblow has sole voting and dispositive power over 78,374 shares of Common Stock that are individually owned and has shared voting and dispositive power over no shares of Common Stock.

       Heidi H. Varblow has sole voting and dispositive power over 7,609 shares of Common Stock that are individually owned and has shared voting and dispositive power over 343,631 shares of Common Stock owned by her husband.

       Cary G. Varblow has sole voting and dispositive power over 7,609 shares of Common Stock that are individually owned and has shared voting and dispositive power over no shares of Common Stock.

       Roger L. Varblow has sole voting and dispositive power over 3,804 shares of Common Stock that are individually owned and has shared voting and dispositive power over no shares of Common Stock.

       The Reporting Persons as a group beneficially own 521,684 shares, or 8.4%, of outstanding Common Stock of the Issuer.

       Each of the Reporting Persons disclaim beneficial ownership of the shares owned by the other Reporting Persons. There are no formal agreements or arrangements between the Reporting Persons pursuant to which any of them may be deemed to currently have voting or dispositive power with respect to the shares individually owned by the other.

(c) All of the shares of Common Stock were acquired by the Reporting Persons on December 1, 2006 in exchange for shares of common stock of 1st Service Bank pursuant to the Merger and the terms of the Merger Agreement.

(d)    Not applicable.

CUSIP No. 843395 10 4              13D                     Page 11 of 12 Pages



(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Persons, and between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer of voting of any of the shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.      Exhibit
-----------      --------------------------------------------------

    1 Joint Filing Agreement among the Reporting Persons, dated December 8, 2006

CUSIP No. 843395 10 4              13D                     Page 12 of 12 Pages




                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:     December 8, 2006              /s/ Carl R. Varblow
                                        -------------------------
                                        Carl R. Varblow


Date:     December 8, 2006              /s/ Roland C. Varblow
                                        -------------------------
                                        Roland C. Varblow


Date:     December 8, 2006              /s/ Conrad R. Varblow
                                        -------------------------
                                        Conrad R. Varblow


Date:     December 8, 2006              /s/ Heidi H. Varblow
                                        -------------------------
                                        Heidi H. Varblow


Date:     December 8, 2006              /s/ Cary G. Varblow
                                        -------------------------
                                        Cary G. Varblow


Date:     December 8, 2006              /s/ Roger L. Varblow
                                        -------------------------
                                        Roger L. Varblow